

Mail Stop 4546

March 31, 2017

Earnest Blackmon
Principal Executive, Financial and Accounting Officer
United Cannabis Corporation
1600 Broadway, Suite 1600
Denver, CO 80202

  Re: **United Cannabis Corporation**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed March 23, 2017
     File No. 333-216222

Dear Mr. Blackmon:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2017 letter.

General

1. The number of shares you are attempting to register appears to represent a substantial percentage of the company's outstanding shares held by non-affiliates. Given the size of the offering, it appears that this may be a primary offering that can only proceed on an at-the-market basis if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, please amend your registration statement to register no greater than one-third of the number of the company's outstanding shares held by non-affiliates.

You may contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: William T. Hart, Esq.